Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated (in thousands).

	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
EARNINGS
Pre-tax income from continuing operations	7,863	2,202	31,649	(7,184)	(34,492)	(5,969)	22,453
Fixed charges	5,536	8,870	31,354	33,300	43,979	56,939	71,109
Amortization of capitalized interest	—	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—	—
Preferred TARP dividends (pre-tax equivalent)	(815)	(798)	(3,241)	(3,213)	(3,161)	(328)	—
Preferred TARP accretion (pre-tax equivalent)	—	—	—	—	—	—	—
Preferred dividends (pre-tax equivalent)	—	—	—	—	—	—	—

Total earnings	12,584	10,274	59,762	22,903	6,326	50,642	93,562
Interest on deposits	4,084	7,375	25,506	28,647	38,506	51,942	62,380

Total earnings exc. deposit int.	8,500	2,899	34,256	(5,744)	(32,180)	(1,300)	31,182

FIXED CHARGES
Interest expensed	4,555	7,930	27,547	29,794	40,550	56,343	70,998
Interest capitalized	—	—	—	—	—	—	—
Interest included in rental expense	166	142	566	293	268	268	111
Preferred TARP dividends (pre-tax equivalent)	815	798	3,241	3,213	3,161	328	—
Preferred TARP accretion (pre-tax equivalent)	—	—	—	—	—	—	—
Preferred dividends (pre-tax equivalent)	—	—	—	—	—	—	—

Total fixed charges	5,536	8,870	31,354	33,300	43,979	56,939	71,109
Interest on deposits	4,084	4,084	25,506	28,647	38,506	51,942	62,380

Total fixed charges exc. deposit int.	1,452	4,786	5,848	4,653	5,473	4,997	8,729

RATIO OF EARNINGS TO FIXED CHARGES
Including interest on deposits	2.27	1.16	1.91	0.69	0.14	0.89	1.32

Excluding interest on deposits (1)	5.85	0.61	5.86	(1.23)	(5.88)	(0.26)	3.57

(1)	For the years ended December 31, 2010, 2009 and 2008, earnings were insufficient to cover fixed charges excluding interest on deposits by $5,744,000, $32,180,000 and $1,300,000, respectively.